# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SoundThinking, Inc., CIK 0001351636
CUSIP: 82536T107
Title of class of securities: Common stock, par value $0.005 per share
Address of issuer's principal executive offices: 39300 Civic Center Dr., Suite 300, Fremont, California (CA), 94538
Date of event which requires filing of this statement: 09/28/2026
Filed by CIK 0001008088
Persons authorized to receive notices and communications: Gary M. Lauder, 767 Fifth Avenue, 42nd Floor, New York, New York (NY), 10153, 212-572-4352

## Reporting persons
- Gary M. Lauder (CIK 0001008088): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 2,255,406; shared voting power 0; sole dispositive power 2,255,406; shared dispositive power 0; aggregate amount beneficially owned 2,255,406 (17% of the class)
  Comment: Rows 7, 8, 9, 10, 11, and 13: Includes shares of Common Stock directly owned by all Reporting Persons (as defined in Item 2 of this Schedule 13D).
  Row 13: All calculations of percent of class on the cover pages of this Schedule 13D with respect to the Reporting Persons is based upon 13,240,512 shares of Common Stock outstanding as of September 24, 2026, as reported in Section 4.7(b) of the Merger Agreement filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on September 29, 2026.
- The Gary M. Lauder Revocable Trust UAD 8/10/2000: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,019,529; shared voting power 0; sole dispositive power 1,019,529; shared dispositive power 0; aggregate amount beneficially owned 1,019,529 (7.7% of the class)
- Lauder Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,136,725; shared voting power 0; sole dispositive power 1,136,725; shared dispositive power 0; aggregate amount beneficially owned 1,136,725 (8.6% of the class)
- Gary M. Lauder 2015 Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 91,000; shared voting power 0; sole dispositive power 91,000; shared dispositive power 0; aggregate amount beneficially owned 91,000 (0.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.005 per share
Name of issuer: SoundThinking, Inc.
Address of issuer's principal executive offices: 39300 Civic Center Dr., Suite 300, Fremont, California (CA), 94538
Comment: This Schedule 13D relates to the common stock, par value $0.005 per share (the "Common Stock"), of SoundThinking, Inc. (the "Issuer").

## Item 2. Identity and Background
Name of person filing: This statement is being filed jointly by Gary M. Lauder ("Mr. Lauder"), The Gary M. Lauder Revocable Trust UAD 8/10/2000 (the "Revocable Trust"), Lauder Partners LLC ("Lauder Partners") and the Gary M. Lauder 2015 Trust (the "2015 Trust" and, together with Mr. Lauder, the Revocable Trust and Lauder Partners, the "Reporting Persons"). The Reporting Persons previously filed statements on Schedule 13G with respect to the Common Stock.
Residence or business address: The business address of Mr. Lauder and the principal office address of each of the Revocable Trust, Lauder Partners and the 2015 Trust is 767 Fifth Avenue, 42nd Floor, New York, New York 10153.
Present principal occupation or employment: Mr. Lauder's present principal occupation is Managing Director of Lauder Partners, a venture capital firm, with its principal office at the address set forth in Item 2(b). Mr. Lauder is the manager of Lauder Partners and the sole trustee of the Revocable Trust. The Revocable Trust and the 2015 Trust principally hold and manage investments and other assets. Roaring Fork Trust Company, Inc. is a private trust company and serves as trustee of the 2015 Trust, and Mr. Lauder has the power to appoint and replace the members of the committee making decisions with respect to shares of Common Stock held by the 2015 Trust.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Lauder is a citizen of the United States. Lauder Partners is a Delaware limited liability company. The Revocable Trust is organized under the laws of the State of California. The 2015 Trust is organized under the laws of the State of New York.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
No Reporting Person acquired any shares of Common Stock or paid any purchase price for shares of Common Stock upon execution of the Support Agreement described in Item 4 hereof.

The Reinvestment described in Item 4 hereof is expected to be funded from cash proceeds received in the Offer (as defined in Item 4 hereof). The final reinvestment amount remains subject to written agreement under the Support Agreement (as defined in Item 4 hereof). The information concerning the Reinvestment set forth in Item 4 hereof is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Almost all of the shares of Common Stock beneficially owned by the Reporting Persons were acquired prior to the Issuer's 2017 initial public offering. The Reporting Persons acquired their shares of Common Stock for investment.
On September 28, 2026, the Issuer, Transom Signal AcquireCo, LLC ("Parent") and Transom Signal MergerSub, Inc. ("Merger Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides for a tender offer for all outstanding shares of Common Stock for $8.00 in cash per share, without interest and subject to applicable withholding, plus one non-transferable contingent value right per share, entitling the holder to up to $3.00 in additional cash upon achievement of specified revenue milestones (the "Offer"), followed by a merger under Section 251(h) of the Delaware General Corporation Law. Following the merger, the Issuer will be a wholly owned subsidiary of Parent, and the Common Stock is expected to be delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934 ("Exchange Act").

Concurrently, the Reporting Persons entered into a Tender, Support and Reinvestment Agreement with Parent, Merger Sub, Transom Signal HoldCo, Inc. ("Holdco") and Transom Signal TopCo, LP ("Topco") (the "Support Agreement"). Subject to its terms, the Reporting Persons agreed to tender their aggregate 2,255,406 shares and subsequently acquired shares, not withdraw tendered shares, comply with specified transfer and solicitation restrictions, waive appraisal rights, and vote against competing proposals and specified actions inconsistent with the transactions.

The Support Agreement also provides for the Reporting Persons to reinvest cash proceeds from the Offer by purchasing Holdco equity interests and contributing them to Topco in exchange for equity interests of the same class and series and at the same price as those acquired by Transom Capital Fund IV, L.P. or its applicable affiliates. This investment (the "Reinvestment") is intended to result in the Reporting Persons collectively holding approximately 17.5% of the equity of Topco on a fully diluted basis, after giving effect to the entire reserved anticipated incentive equity pool of 10% as of the closing, whether or not granted. The investment amount and definitive Topco partnership agreement remain subject to agreement, and the Reinvestment is subject to the conditions and election rights in the Support Agreement. It is contemplated that the partnership agreement will provide for Transom Capital Group and its affiliates to designate all members of Topco's governing board and for Mr. Lauder to have a nonvoting board-observer right, subject to a continuing ownership requirement. It also would provide specified economic, participation, transfer and minority-protection rights.

The Merger Agreement and the Support Agreement, as filed and incorporated by reference as Exhibits 99.1 and 99.2, respectively, are incorporated herein by reference. The foregoing descriptions of those agreements are qualified in their entirety by those agreements as filed.

Except as described or incorporated by reference herein, the Reporting Persons have no other present plans or proposals concerning the matters specified in Item 4(a) through (j).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows (11) and (13) of the cover pages to this Schedule 13D, which is as of October 2, 2026, is incorporated herein by reference.

The percentages reported herein are based on 13,240,512 shares of Common Stock outstanding as of September 24, 2026, as reported in Section 4.7(b) of the Merger Agreement filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on September 29, 2026. The shares reported by Mr. Lauder include the shares reported by the other Reporting Persons and are not additional shares.

As a result of the matters described in Item 4 hereof, the Reporting Persons, Transom Capital Public Fund, LP, Transom Capital Public Fund GP, LLC, Russell Roenick, and Veradace Partners, LP and its applicable affiliates may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. Based on information provided by those parties, as of October 2, 2026, such group would collectively beneficially own 4,498,634 shares of Common Stock, representing approximately 34.0% of the outstanding Common Stock. The Reporting Persons disclaim membership in any such group and beneficial ownership of the shares beneficially owned by those other parties, which are excluded from the holdings reported by the Reporting Persons herein. Those other parties separately report their holdings on Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover pages hereto and Item 5(a) of this Schedule 13D, which is as of October 2, 2026, is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as otherwise set forth in this Statement, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 2(c), 4 and 5(a) above is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Agreement and Plan of Merger, dated as of September 28, 2026, by and among the Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K filed with the Commission on September 29, 2026).

Exhibit 99.2 Tender, Support and Reinvestment Agreement, dated as of September 28, 2026, by and among the Reporting Persons, Parent, Merger Sub, Holdco and Topco (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed with the Commission on September 29, 2026).

Exhibit 99.3 Joint Filing Agreement, dated as of October 2, 2026, among the Reporting Persons.

## Signatures
- Gary M. Lauder: /s/ Gary M. Lauder, Gary M. Lauder (10/02/2026)
- The Gary M. Lauder Revocable Trust UAD 8/10/2000: /s/ Gary M. Lauder, Gary M. Lauder, Trustee (10/02/2026)
- Lauder Partners LLC: /s/ Gary M. Lauder, Gary M. Lauder, Managing Director (10/02/2026)
- Gary M. Lauder 2015 Trust: /s/ Benjamin Zeliger, Benjamin Zeliger, President of Roaring Fork Trust Company, Inc., its Trustee (10/02/2026)